FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 28, 2005 regarding financial results for the first quarter of fiscal 2005.

2.	Press release dated July 28, 2005 regarding New Executive Officer and the Management Changes.

3.	Press release dated July 28, 2005 regarding Issue of Stock Acquisition Rights as Stock Options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 8, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Quarter of Fiscal 2005

Tokyo, July 28, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2005, ended June 30, 2005.

Note:

1. All figures, except for the outlook for the first half of fiscal 2005, were converted at the rate of 111 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2005.

2. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Business Results

(1) Summary of Fiscal 2005 First Quarter Consolidated Business Results

	Three months ended June 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,048.7	(1)%	18,457
Operating income	1.2	(97)%	12
Income before income taxes and minority interests	4.8	(89)%	44
Loss before minority interests	(12.8)	—	(115)
Net loss	(24.0)	—	(217)

During the first quarter, the U.S. economy remained firm, supported by healthy consumer spending as personal income continued to rise, although surging prices for crude oil and other raw materials were a cause for concern. Asian economies continued to grow at a high pace due to strong exports and capital investments in China. On the other hand, EU economies saw only a moderate recovery.

In Japan, the economy continued to mark time due to sluggish exports and other factors. Against this backdrop, the Hitachi Group in the first quarter of fiscal 2005 made Fujitsu Hitachi Plasma Display Limited (FHP) a consolidated subsidiary with the aim of further expanding the group’s plasma display (PDP) business. Hitachi also decided to increase investment in facilities to increase production at FHP. In another move, Hitachi agreed to strengthen cooperation with Clarion Co., Ltd. with the view to bolstering the Car Information Systems (CIS) business. Other actions were also taken during the first quarter to strengthen businesses targeted for growth.

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Hitachi’s consolidated revenues were 2,048.7 billion yen, largely on a par with the corresponding quarter of the previous fiscal year. The merger with TOKICO LTD. and the consolidation of FHP boosted revenues. In addition, the Power & Industrial Systems segment posted higher revenues year on year, as did the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics- and automotive-related fields. However, revenues declined in the Information & Telecommunication Systems segment due to a sluggish domestic market, and the Electronic Devices segment also saw revenues decline because of lower sales of small and medium-sized LCDs for mobile phones and other applications.

Operating income dropped 97% year on year, to 1.2 billion yen due to a number of factors, most notably operating losses in two segments. The Information & Telecommunication Systems segment fell into the red due to a sluggish domestic market, and the Digital Media & Consumer Products segment posted an operating loss due to a lackluster performance at FHP and other factors.

Other income declined 22%, to 13.6 billion yen due to deterioration of equity method investment losses and other factors. Other deductions increased 8% year on year, to 10.1 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 4.8 billion yen, down 89% year on year. After income taxes of 17.6 billion yen, Hitachi posted a loss before minority interests of 12.8 billion yen. Hitachi also posted a net loss of 24.0 billion yen, compared with net income of 16.0 billion yen in the first quarter of fiscal 2004.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended June 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	452.9	(6)%	4,081
Operating loss	(23.1)	—	(209)

Information & Telecommunication Systems revenues decreased 6%, to 452.9 billion yen. Software and services revenues were higher year on year due to firm sales in services, particularly in the outsourcing business, which offset lower year-on-year sales in software. Hardware revenues declined because of the sale of Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd., lower sales of ATMs after strong demand in the previous fiscal year for machines to handle new bills, and falling prices for servers, PCs and other products.

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The segment posted an operating loss of 23.1 billion yen, compared with operating income of 5.6 billion yen in the first quarter of the previous fiscal year. Earnings were higher in software and services due to the improvement of software and other factors. Hardware earnings were down, however, due to lower earnings from ATMs, as well as a loss in hard disk drive (HDD) operations and other factors.

Note: HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first quarter of fiscal 2005 include operating results of Hitachi GST for the period from January through March 2005.

[Electronic Devices]

	Three months ended June 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	273.3	(19)%	2,462
Operating income	4.7	(71)%	43

Electronic Devices revenues declined 19%, to 273.3 billion yen. This was due to lower revenues in the display business because of sluggish sales of small and medium-sized LCDs for mobile phones and other uses as well as lower sales at Hitachi High-Technologies Corporation.

Operating income declined 71%, to 4.7 billion yen due in part to poor earnings in the display business caused by falling prices and other factors.

[Power & Industrial Systems]

	Three months ended June 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	587.9	14%	5,297
Operating income	9.0	—	82

Power & Industrial Systems revenues rose 14% year on year, to 587.9 billion yen. In addition to the effect of merging with TOKICO. in October 2004, the increase in revenues reflected growth in overseas sales of thermal power plants, and higher sales of elevators and escalators, air-conditioning systems and other products.

The segment posted operating income of 9.0 billion yen, reversing an operating loss of 6.1 billion yen in the first quarter of fiscal 2004. This turnaround was due to fewer unprofitable projects, as well as healthy growth in elevators and escalators and higher earnings from air-conditioning systems and other products, among other factors.

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[Digital Media & Consumer Products]

	Three months ended June 30, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	297.2	(11)%	2,678
Operating loss	(8.1)	—	(74)

Digital Media & Consumer Products segment revenues declined 11%, to 297.2 billion yen despite the consolidation of FHP. This decline was due to lower sales prices for flat-panel TVs, including plasma TVs, and home appliances due to tougher marketplace competition.

The segment posted an operating loss of 8.1 billion yen, compared with operating income of 5.2 billion yen in the same quarter in the previous fiscal year. In addition to an operating loss at FHP, this result reflected falling sales prices for plasma and other flat-panel TVs and home appliances.

Note:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. Hitachi’s results for the first quarter of fiscal 2005 include the operating results of HLDS for the period from January through March 2005.

[High Functional Materials & Components]

	Three months ended June 30, 2005
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	368.3	1%	3,318
Operating income	22.2	22%	201

Revenues rose 1%, to 368.3 billion yen. Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd. recorded healthy growth in sales.

Operating income climbed 22% year on year, to 22.2 billion yen on healthy earnings from products for automotive-related fields in particular.

[Logistics, Services & Others]

	Three months ended June 30, 2005
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	271.3	(7)%	2,445
Operating income	1.6	7%	15

Segment revenues declined 7% year on year, to 271.3 billion yen despite healthy growth in sales at Hitachi Transport System, Ltd. This decline was due to lower revenues at Hitachi Mobile Co., Ltd., as well as lower sales at overseas sales companies of digital consumer electronic products and other factors.

The segment posted operating income of 1.6 billion yen, 7% higher year on year. This increase was due to earnings growth at Hitachi Transport System, which negated a sluggish performance at Hitachi Mobile.

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[Financial Services]

	Three months ended June 30, 2005
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	127.7	(1)%	1,151
Operating income	6.1	24%	55

Revenues were largely unchanged from the first quarter of the previous fiscal year at 127.7 billion yen. This result was due to healthy growth at Hitachi Capital Corporation and other factors.

Operating income rose 24%, to 6.1 billion.

(3) Revenues by Market

	Three months ended June 30, 2005
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,239.2	(1)%	11,164

Overseas	809.5	0%	7,293
Asia	349.8	2%	3,152
North America	220.5	0%	1,987
Europe	172.2	(6)%	1,551
Other Areas	66.9	10%	603

Revenues in Japan were 1,239.2 billion yen, largely unchanged from the first quarter of fiscal 2004.

Overseas revenues were also flat, at 809.5 billion yen. Revenues in Europe declined year on year due to the less-than-stellar recovery in EU economies. However, revenues rose in Asia, particularly in China.

As a result, the ratio of overseas revenues to consolidated revenues rose by 1 percentage point year on year to 40%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 9%, to 78.6 billion yen, mainly due to investments related to increasing HDD output and increased investment in automotive-related fields. Depreciation, excluding leasing assets, increased 4%, to 81.7 billion yen. R&D expenditures, primarily used to accelerate the launch of new businesses, strengthen basic research, and upgrade development capabilities in digital media-related fields, increased 7%, to 93.0 billion yen, and corresponded to 4.5% of revenues.

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Financial Position

(1) Financial Position

	As of June 30, 2005
	Billions of yen	Change from March 31, 2005	Millions of U.S. dollars
Total assets	9,768.1	31.8	88,001
Total liabilities	6,560.8	53.4	59,106
Debt	2,646.8	144.3	23,845
Minority interests	930.2	9.1	8,380
Stockholders’ equity	2,277.1	(30.7)	20,515

Stockholders’ equity ratio	23.3%	0.4 point deterioration	—
D/E ratio (including minority interests)	0.83 times	0.05 point deterioration	—

Total assets as of June 30, 2005 were 9,768.1 billion yen, 31.8 billion yen more than at March 31, 2005 due to the consolidation of FHP and other factors. Debt increased 144.3 billion yen from March 31, 2005 to 2,646.8 billion yen as of June 30, 2005. Stockholders’ equity decreased 30.7 billion yen to 2,277.1 billion yen due to a decline in retained earnings caused by the net loss posted in the first quarter. As a result of these changes, the stockholders’ equity ratio declined by 0.4 of a point to 23.3%. The debt-to-equity ratio (including minority interests) deteriorated 0.05 of a point to 0.83 times due to the decrease in stockholders’ equity and increase in debt.

(2) Cash Flows

	Three months ended June 30, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	(55.7)	(31.1)	(502)
Cash flows from investing activities	(118.3)	11.1	(1,066)

Free cash flows	(174.0)	(20.0)	(1,568)

Cash flows from financing activities	69.6	41.0	628

Operating activities used net cash of 55.7 billion yen, 31.1 billion yen more than in the first quarter of the previous fiscal year. The main reason for this increase was a net loss of 24.0 billion yen, compared with net income of 16.0 billion yen in the first quarter of fiscal 2004.

Investing activities used net cash of 118.3 billion yen, 11.1 billion yen less than in the first quarter of the previous fiscal year due to a decline in capital investment for leasing assets, pursuing the collection of investments in leases and other factors.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 174.0 billion yen, 20.0 billion yen more than the first quarter of the first quarter of the previous fiscal year.

Financing activities provided net cash of 69.6 billion yen, 41.0 billion yen more than in the previous fiscal year, due to an increase in funding by debt despite an increase in dividend payments.

Cash and cash equivalents as of June 30, 2005 amounted to 609.6 billion yen, a decrease of 99.0 billion yen during the quarter.

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Outlook for the First Half of Fiscal 2005

The first half of fiscal 2005 ending September 30, 2005

	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,400.0	2%	40,741
Operating income	70.0	(45)%	648
Income before income taxes and minority interests	70.0	(49)%	648
Income before minority interests	25.0	(63)%	231
Net income	0.0	—	0

Regarding the outlook for the global economy, the Hitachi Group expects the U.S. to experience a gentle slowdown due to the end of tax incentives for capital investments, a move away from a low interest rate policy, surging prices for crude oil and other raw materials and other factors. Although there are concerns of a decline in the pace of economic recovery in Europe as a result of this, the Asian economy is projected to be comparatively strong, supported by domestic demand in China. Consequently, despite some uncertainty regarding the global economy in the first half of fiscal 2005, a moderate upturn is forecast for the second half.

The forecast for the Japanese economy is for the correction in the corporate sector to continue due to ongoing production and inventory cut-backs of products for export as exports slow, a downturn in plant and equipment investment and other factors. Growth in consumer spending is expected to slow due to a pause in the recovery of the employment and income environment.

Based on this outlook, the Hitachi Group is forecasting the operating results shown above for the first half of fiscal 2005, the same as those announced with fiscal 2004 consolidated financial results on April 28, 2005. Hitachi is continuing to take aggressive actions to expand businesses, particularly targeted businesses, as underscored by the April 2004 investment to make FHP a subsidiary to strengthen the PDP business and the agreement to strengthen cooperation with Clarion to bolster the CIS business. Furthermore, in the Information & Telecommunication Systems segments, efforts are focusing on enhancing project management and reinforcing development capabilities to improve HDD profitability. In Electronic Devices, steps are being taken to realign the product lineup centered on LCD displays. These and other actions are part of ongoing reforms. Moreover, Hitachi will drive forward structural reforms that target future business development, such as efforts to expand overseas business. The objective is to establish a more powerful earnings base by becoming more competitive on a consolidated basis.

Projections assume exchange rates of 108 yen to the U.S. dollar and 132 yen to the Euro for the second quarter of fiscal 2005.

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Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED JUNE 30, 2005

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 111 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 30, 2005.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
1. Revenues	2,048,745	2,063,424	99	18,457
2. Operating income	1,289	37,688	3	12
3. Income before income taxes and minority interests	4,851	45,830	11	44
4. Income (loss) before minority interests	(12,809)	25,738	—	(115)
5. Net income (loss)	(24,081)	16,038	—	(217)
6. Net income (loss) per share Basic Diluted	(7.23 —)	4.86 4.80	— —	(0.07 —)
7. Net income (loss) per ADS (representing 10 shares) Basic Diluted	(72 —)	49 48	— —	(0.65 —)

Notes:	1.	The Company’s financial statements are prepared based on U.S. GAAPs.
	2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 965 consolidated subsidiaries, including Variable Interest Entities, and 166 equity-method affiliates.
	4.	Consolidated quarterly figures are unaudited.

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CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues	2,048,745	2,063,424	99	18,457
Cost of sales	1,606,261	1,589,229	101	14,471
Selling, general and administrative expenses	441,195	436,507	101	3,975
Operating income	1,289	37,688	3	12
Other income (Interest and dividends) (Other)	13,686 6,954 6,732	17,509 7,151 10,358	78 97 65	123 63 60
Other deductions (Interest charges) (Other)	10,124 7,608 2,516	9,367 6,961 2,406	108 109 105	91 68 23
Income before income taxes and minority interests	4,851	45,830	11	44
Income taxes	17,660	20,092	88	159
Income (loss) before minority interests	(12,809)	25,738	—	(115)
Minority interests	11,272	9,700	116	102
Net income (loss)	(24,081)	16,038	—	(217)

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CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	As of June 30, 2005 (A)	As of March 31, 2005 (B)		As of June 30, 2005
Assets	9,768,145	9,736,247	100	88,001

Current assets	5,359,485	5,338,835	100	48,284
Cash and cash equivalents	609,688	708,715	86	5,493
Short-term investments	183,485	146,568	125	1,653
Trade receivables (Notes and Accounts)	2,058,791	2,197,766	94	18,548
Investments in leases	519,314	526,759	99	4,678
Inventories	1,373,741	1,198,955	115	12,376
Other current assets	614,466	560,072	110	5,536

Investments and advances	897,902	894,851	100	8,089

Property, plant and equipment	2,367,759	2,357,931	100	21,331

Other assets	1,142,999	1,144,630	100	10,297

Liabilities and Stockholders’ equity	9,768,145	9,736,247	100	88,001

Current liabilities	4,121,003	4,064,546	101	37,126
Short-term debt and current portion of long-term debt	1,316,890	1,183,474	111	11,864
Trade payables (Notes and Accounts)	1,236,558	1,309,256	94	11,140
Other current liabilities	1,567,555	1,571,816	100	14,122

Noncurrent liabilities	2,439,798	2,442,818	100	21,980
Long-term debt	1,329,934	1,319,032	101	11,981
Other liabilities	1,109,864	1,123,786	99	9,999

Minority interests	930,213	921,052	101	8,380

Stockholders’ equity	2,277,131	2,307,831	99	20,515
Common stock	282,033	282,033	100	2,541
Capital surplus	562,476	565,360	99	5,067
Legal reserve and retained earnings	1,735,825	1,779,198	98	15,638
Accumulated other comprehensive loss	(285,889)	(301,524)	—	(2,575)
(Foreign currency translation adjustments)	(82,051)	(90,904)	—	(739)
(Minimum pension liability adjustments)	(238,805)	(242,672)	—	(2,151)
(Net unrealized holding gain on available-for-sale securities)	35,306	32,996	107	318
(Cash flow hedges)	(339)	(944)	—	(3)
Treasury stock	(17,314)	(17,236)	—	(156)

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CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30
	YEN (millions)		U.S. DOLLARS (millions)
	2005	2004	2005
Cash flows from operating activities
Net income (loss)	(24,081)	16,038	(217)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	111,522	104,453	1,005
Decrease in receivables and inventories	33,998	44,799	306
Decrease in payables	(93,889)	(96,837)	(846)
Other	(83,275)	(92,982)	(750)

Net cash used in operating activities	(55,725)	(24,529)	(502)
Cash flows from investing activities
Increase in short-term investments	(32,261)	(17,806)	(291)
Purchase of rental assets and other properties, net	(173,239)	(188,987)	(1,561)
Proceeds from sale of investments and subsidiaries’ common stock, net	44,450	14,589	401
Collection of investments in leases	92,451	73,314	833
Other	(49,732)	(10,595)	(448)

Net cash used in investing activities	(118,331)	(129,485)	(1,066)
Cash flows from financing activities
Increase in interest-bearing debt	98,768	41,713	890
Dividends paid to stockholders	(18,335)	(15,374)	(165)
Dividends paid to minority stockholders of subsidiaries	(8,019)	(6,551)	(72)
Other	(2,718)	8,813	(25)

Net cash provided by financing activities	69,696	28,601	628
Effect of exchange rate changes on cash and cash equivalents	5,333	3,082	48

Net decrease in cash and cash equivalents	(99,027)	(122,331)	(892)
Cash and cash equivalents at beginning of the period	708,715	764,396	6,385

Cash and cash equivalents at end of the period	609,688	642,065	5,493

Note:	Cash flows related to inventory-related receivables, which were previously included in “cash flows from investing activities,” are now included in “cash flows from operating activities.” As a result of this change, cash flows for the first quarter of fiscal 2004 have been reclassified and restated.

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SEGMENT INFORMATION (UNAUDITED)

(1) INDUSTRY SEGMENTS

	Three months ended June 30
	YEN (millions)				(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)		2004 (B)			2005
Revenues

Information & Telecommunication Systems	452,996 19%		480,439 19%		94	4,081
Electronic Devices	273,326 12%		337,891 14%		81	2,462
Power & Industrial Systems	587,935 25%		517,916 21%		114	5,297
Digital Media & Consumer Products	297,236 13%		333,415 14%		89	2,678
High Functional Materials & Components	368,313 15%		363,893 15%		101	3,318
Logistics, Services & Others	271,351 11%		292,639 12%		93	2,445
Financial Services	127,759 5%		129,040 5%		99	1,151
Subtotal	2,378,916 100%		2,455,233 100%		97	21,432
Eliminations & Corporate items	(330,171)		(391,809)		—	(2,975)

Total	2,048,745		2,063,424		99	18,457

Operating income (loss)

Information & Telecommunication Systems	(23,173 (184	) )%	5,694 12%		—	(209)
Electronic Devices	4,757 38%		16,342 36%		29	43
Power & Industrial Systems	9,081 72%		(6,156 (13	) )%	—	82
Digital Media & Consumer Products	(8,189 (65	) )%	5,236 11%		—	(74)
High Functional Materials & Components	22,289 177%		18,321 40%		122	201
Logistics, Services & Others	1,653 13%		1,549 3%		107	15
Financial Services	6,152 49%		4,956 11%		124	55
Subtotal	12,570 100%		45,942 100%		27	113
Eliminations & Corporate items	(11,281)		(8,254)		—	(101)

Total	1,289		37,688		3	12

Note: Revenues by industry segment include intersegment transactions.

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(2) REVENUES BY MARKET

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Japan	1,239,202 60%	1,254,971 61%	99	11,164
Asia	349,846 17%	343,879 16%	102	3,152
North America	220,558 11%	220,555 11%	100	1,987
Europe	172,209 9%	182,998 9%	94	1,551
Other Areas	66,930 3%	61,021 3%	110	603
Outside Japan	809,543 40%	808,453 39%	100	7,293

Total	2,048,745 100%	2,063,424 100%	99	18,457

# # #

July 28, 2005

Hitachi, Ltd.

Supplementary Information

for the First Quarter Ended June 30, 2005

(Consolidated Basis)

1. Summary

	(Billions of Yen)
	Three months ended June 30
	2004		2005
	(A)	(A)/ FY2003	(B)	(B)/(A)
Average exchange rate (Yen / U.S.$)	110	—	108	—
Capital investment (Completion basis)	225.3	125%	217.4	96%
Leasing assets	153.1	128%	138.7	91%
Other	72.2	120%	78.6	109%
Depreciation	104.4	97%	111.5	107%
Leasing assets	25.5	95%	29.8	117%
Other	78.9	98%	81.7	104%
R&D expenditure	86.9	110%	93.0	107%
Percentage of revenues	4.2%	—	4.5%	—

	As of March 31, 2005	As of June 30, 2005
Stockholders’ equity per share (Yen)	692.73	683.54
Cash & cash equivalents, Short-term investments (Billions of Yen)	855.2	793.1
Interest-bearing debt (Billions of Yen)	2,502.5	2,646.8
Number of employees	347,424	352,146
Japan	242,891	246,441
Overseas	104,533	105,705
Number of consolidated subsidiaries	985	965
Japan	539	515
Overseas	446	450

2. Overseas Sales by Industry Segment

	(Billions of Yen)
	Three months ended June 30
	2004		2005
	(A)	(A)/ FY2003	(B)	(B)/(A)
Information & Telecommunication Systems	167.5	118%	166.0	99%
Electronic Devices	137.3	130%	103.5	75%
Power & Industrial Systems	158.5	126%	203.1	128%
Digital Media & Consumer Products	128.7	106%	128.6	100%
High Functional Materials & Components	108.7	140%	114.4	105%
Logistics, Services & Others	97.5	84%	82.5	85%
Financial Services	9.9	103%	11.1	113%
Total	808.4	116%	809.5	100%

# # #

July 28, 2005

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Notes: *1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME (LOSS) BY PRODUCT SECTOR *2 *3

(billions of yen)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) /(A)
Revenues	480.4	107%	452.9	94%
Software & Services	186.6	99%	190.4	102%
Hardware	293.8	114%	262.5	89%
Operating income (loss)	5.6	—	(23.1)	—

Notes:	*2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the three months ended June 30, 2005, includes Hitachi GST’s business results for the three months ended March 31, 2005.
	*3.	Figures for each product exclude intersegment transactions.

(2) REVENUES BY PRODUCT SECTOR *2 *3

(billions of yen)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) /(A)
Revenues	480.4	107%	452.9	94%
Software & Services	186.6	99%	190.4	102%
Software	36.3	98%	34.4	95%
Services	150.3	99%	156.0	104%
Hardware	293.8	114%	262.5	89%
Storage *4	152.8	118%	152.9	100%
Servers *5	20.5	72%	16.4	80%
PCs *6	30.0	102%	23.9	80%
Telecommunication	34.9	118%	31.2	89%
Others	55.6	137%	38.1	69%

Notes:	*4. Figures for Storage include disk array subsystems, hard disk drives, etc.
*5. Figures for Servers include general-purpose computers, UNIX servers, etc.
*6. Figures for PCs include PC servers, client PCs, etc.

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2

(3) SAN/NAS STORAGE SOLUTIONS

(billions of yen)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) /(A)
Revenues	62.0	100%	63.0	102%

(4) HARD DISK DRIVES *7 *8 *9

Period recorded for consolidated accounting purposes (Shipment period)		Three months ended June 30, 2004 (Jan. 2004 to Mar. 2004)		Three months ended June 30, 2005 (Jan. 2005 to Mar. 2005)
		(A)	(A) / FY2003 *15	(B)	(B) /(A)
Revenues	Yen (billions of yen)	112.6	146% (108%)	110.8	98%
	U.S. dollar (millions of dollar)	1,051	162% (120%)	1,053	100%
Operating income (loss)	Yen (billions of yen)	7.0	— (—)	(11.5)	—
	U.S. dollar (millions of dollar)	65	— (—)	(109)	—
Shipments (thousand units) *10		10,900	158% (118%)	13,400	122%
Consumer and Commercial	1.8/2.5inch *11 3.5inch *12	6,300 3,500	178% (113%) 119% (119%)	6,300 4,300	100% 124%
Servers *13		900	226% (135%)	700	78%
Emerging *14		250	388% (388%)	2,080	842%

Period recorded for consolidated accounting purposes (Shipment period)		Three months ended September 30, 2005 (Apr. 2005 to Jun. 2005) *16
		(A)	(A) / FY2004
Revenues	Yen (billions of yen)	112.4	108%
	U.S. dollar (millions of dollar)	1,037	110%
Operating loss	Yen (billions of yen)	(12.9)	—
	U.S. dollar (millions of dollar)	(120)	—
Shipments (thousand units) *10		13,900	145%
Consumer and Commercial	1.8/2.5inch *11	6,500	110%
	3.5inch *12	4,200	191%
Servers *13		700	66%
Emerging *14		2,500	551%

Notes:	*7.	Figures include intersegment transactions.

	*8.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the three months ended June 30, 2005, includes Hitachi GST’s business results for the three months ended March 31, 2005. Meanwhile, the results of Hitachi, Ltd.’s hard disk drive operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s hard disk drive operations were integrated in Hitachi GST.

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3

*9.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

*10.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

*11.	Consumer electronics applications (1.8 inch), note-PCs (2.5 inch), etc.

*12.	Desktop-PCs, consumer electronics applications (3.5 inch), etc.

*13.	Disk array subsystems, servers (3.5 inch), etc.

*14.	Hand held devices (1 inch), automotive (2.5 inch), etc.

*15.	Figures in parentheses for year-on-year comparisons represent comparisons with the combined revenues, operating income (loss) and shipments of Hitachi, Ltd.’s hard disk drive operations prior to integration and Hitachi GST’s operations of the same period of the previous fiscal year.

*16.	Results for hard disk drive operations in the period from April 1, 2005 through June 30, 2005 will be included in Hitachi’s fiscal 2005 second-quarter, ending September 30, 2005 results.

2. Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

(billions of yen)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) /(A)
Revenues	66.1	124%	47.3	72%
Operating income (loss)	3.1	—	(4.9)	—

(2) LCD REVENUES

(billions of yen)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) / (A)
Revenues	60.0	128%	40.0	67%
Large-size LCDs	27.5	106%	15.0	55%
Small and medium-size LCDs	32.5	155%	25.0	77%

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4

3. Digital Media

SHIPMENTS OF MAIN PRODUCTS *17

(thousand units)

	Three months ended June 30
	2004		2005
	(A)	(A) / FY2003	(B)	(B) /(A)
Optical Disk Drives *18	16,000	123%	18,000	113%
Plasma Displays *19	80	200%	80	100%
Projection TVs	70	78%	70	100%

Notes:	*17.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 1,000,000 units have been rounded.
	*18.	Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the results for Hitachi, Ltd. for the three months ended June 30, 2005, includes HLDS’s business results for the three months ended March 31, 2005.
	*19.	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces New Executive Officer and the Management Changes

Tokyo, July 28, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the management changes in accordance with the determination made by the Board of Directors meeting held today and by the authorized executive officer. The appointment is scheduled for August 1, 2005.

1. New Executive Officer

Gaku Suzuki, Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division; currently General Manager of Transportation Systems Division, Industrial Systems Group

2. Management Change

Shigeharu Mano, Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, President and Director of Babcock-Hitachi K.K.; currently Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group

Kazuhiro Mori, Vice President and Executive Officer, in charge of Hitachi group companies management assistance, President and Director of Hitachi Displays, Ltd.; currently Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group

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3. Others

Fumiaki Yonai, President and Director of IPS Alpha Technology, Ltd., Director of Hitachi Displays, Ltd.; currently President and Director of Hitachi Displays, Ltd., President and Director of IPS Alpha Technology, Ltd.

Hayato Ogawa, Adviser, Babcock-Hitachi K.K.; currently President and Director of Babcock-Hitachi K.K., Executive Vice President of Power Systems Group of Hitachi, Ltd.

About Hitachi

Hitachi, Ltd., (NYSE:HIT/TSE:6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Website at http://www.hitachi.com.

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Executive Officers [Effective August 1, 2005]

<President and Chief Executive Officer>

Etsuhiko Shoyama

<Executive Vice President and Executive Officer>

Isao Ono, in charge of Sales operations, Information & Telecommunication Systems Business, General Manager of Information Security Division

Michiharu Nakamura, in charge of Research & Development, Business Incubation

Masaharu Sumikawa, in charge of Power& Industrial Systems, Automotive Systems, Production Engineering

Kazuo Furukawa, President & Chief Executive Officer of Information & Telecommunication Systems Group, in charge of Digital Media, General Manager of Corporate Export Regulation Division

<Senior Vice President and Executive Officer>

Hiroaki Nakanishi, Chief Executive for North America, Chairman of the Board and Chief Executive Officer of Hitachi Global Storage Technologies

Takashi Hatchoji, General Manager of Hitachi Group - Legal and Corporate Communications, Department Manager of Compliance Division and Invention Management Division

Takashi Miyoshi, General Manager of Finance

Takuya Tajima, General Manager of Corporate Marketing Group, Department Manager of Customer Satisfaction Promotion Center

<Vice President and Executive Officer>

Shigeharu Mano, President & Chief Executive Officer of Power Systems Group, President and Director of Babcock-Hitachi K.K.

Gaku Suzuki, President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division

Kunihiko Ohnuma, President & Chief Executive Officer of Urban Planning and Development Systems Group

Manabu Shinomoto, Executive Vice President of Information & Telecommunication Systems Group

Kazuhiro Tachibana, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Systems Group

Taiji Hasegawa, President & Chief Executive Officer, Chief Quality Officer, Automotive Systems Group

Junzo Kawakami, General Manager of 3rd Business Management Division, Automotive Systems Group

Kazuhiro Mori, in charge of Hitachi group companies management assistance, President and Director of Hitachi Displays, Ltd.

Minoru Tsukada, Chief Executive for China, Chief Innovation Officer of China

Masahiro Hayashi, General Manager of Kansai Area Operation

Makoto Ebata, General Manager of Hitachi Group - Corporate Strategy

Iwao Hara, General Manager of Human Capital

Shozo Saito, in charge of Power Systems Engineering

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<Executive Officer>

Yasuo Sakuta, General Manager of Intellectual Property Group

Takao Suzuki, General Manager of Chugoku Area Operation

Koichiro Nishikawa, General Manager of Business Development

<Hitachi Group Executive Officer>

Isao Uchigasaki, General Manager of Hitachi Group Headquarters, Hitachi Group Chief Innovation Officer, Concurrently holds the post of Chairman of the Board, Hitachi Chemical Co., Ltd.

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Biography	of New Executive Officer

Gaku Suzuki

1. Date of Birth	:	May 12, 1947
2. Education
March, 1972	:	Graduated from Faculty of Economics, The University of Tokyo
3. Business Experience
April, 2004	:	General Manager of Transportation Systems Division, Industrial Systems Group
April, 2003	:	General Manager of Transportation Systems Division, Power & Industrial Systems Group
May, 2000	:	General Manager of Transportation Sales Division, Industrial Systems Sales Management Division, Power & Industrial Systems Group
June, 1999	:	Senior Manager of Planning Division, Industrial Systems Sales Management Division, Power & Industrial Systems Group
August 1997	:	Senior Manager of Planning Division, Strategic Marketing and Planning Division
August, 1996	:	Senior Manager of Planning Division, Industrial Systems Sales Management Division
February, 1992	:	Senior Manager of Transportation Division, Sales Division
April, 1972	:	Joined Hitachi, Ltd.

# # #

FOR IMMEDIATE RELEASE

Issue of Stock Acquisition Rights as Stock Options

Tokyo, July 28, 2005 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, the “Company”) today announced that the details of stock acquisition rights to be issued as stock options, resolved at the 136th Ordinary General Meeting of Shareholders held June 24, 2005, have been determined as follows.

1.	Date of issue of stock acquisition rights (the “Rights”)

July 28, 2005

2.	Total number of the Rights to be issued

1,201 Rights

3.	Class and number of shares to be issued upon exercise of the Rights

1,201,000 shares of the Company’s common stock (1,000 shares per Right)

4.	Issue price of the Rights

No consideration shall be paid.

5.	Amount to be paid upon exercise of the Rights

719 yen per share

6.	Total amount of the Company’s common stock to be issued or transferred upon exercise of all the Rights

863,519,000 yen

7.	Period during which the Rights may be exercised

From July 29, 2006 through July 28, 2009

8.	Amount to be transferred to stated capital out of the issue price of the shares to be issued upon exercise of the Rights

360 yen per share

9.	Qualified persons to be allocated the Rights

73 persons in total consisting of Directors, Executive Officers (including a new Executive Officer to be appointed as of August 1, 2005), Corporate Officers and Fellows of the Company

About Hitachi

Hitachi, Ltd., (NYSE:HIT/TSE:6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Website at http://www.hitachi.com.

# # #